Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 8

DATED APRIL 5, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 8 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 filed March 8, 2007 and Supplement No. 7 filed March 23, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled "Business and Policies," "Description of Real Estate Assets" and "Plan of Distribution" as described below.  You should read this Supplement No. 8 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

BUSINESS AND POLICIES

Acquisition of REITs

This subsection, which starts on page 123 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

Acquisition of Winston Hotels, Inc.

Overview.  On April 2, 2007, we and our wholly-owned subsidiary, Inland American Acquisition (Winston), LLC (“MergerCo”), entered into a definitive merger agreement with Winston Hotels, Inc. (“Winston”) and WINN Limited Partnership, Winston’s operating partnership (“WINN”), pursuant to which we have agreed to purchase 100% of the outstanding shares of common stock and Series B preferred stock of Winston.

Background.  Winston, a real estate investment trust headquartered in Raleigh, North Carolina, owns and develops hotel properties directly and through joint ventures, provides and acquires hotel loans and provides hotel development and asset management services. Winston conducts substantially all of its operations through WINN.  According to filings made by Winston with the SEC, as of December 31, 2006, Winston’s ownership interest in WINN was 95.74%.

Winston presently operates in two business segments within the lodging industry: hotel ownership and hotel financing. Hotel ownership refers to owning hotels directly or through joint ventures and includes Winston’s development activities.  Winston’s primary source of revenue from its hotel ownership segment is room revenue generated from hotels that Winston either wholly owns or owns an interest in through joint ventures. Winston’s hotel ownership segment also generates revenue through food and beverage, telephone, parking and other incidental sales at its hotels. Hotel financing refers to owning hotel-related loans through origination or acquisition.  Winston’s hotel financing segment generates interest income from hotel loans that it originates or acquires.  According to filings made by Winston with the SEC, Winston’s hotel ownership segment and hotel financing segment revenues for the year ended December 31, 2006 were $175.4 million and $8.0 million, respectively. Total assets as of December 31, 2006 for the hotel ownership segment and hotel financing segment were $486.3 million and $53.9 million, respectively.

Hotel Ownership Segment – General.  According to filings made by Winston with the SEC, as of December 31, 2006, Winston owned, directly or indirectly, fifty-three hotel properties in eighteen states, including forty-four wholly-owned properties with an aggregate of 6,013 rooms; a 41.7% ownership interest in a joint venture that owned one hotel with 121 rooms; a 60% ownership interest in a joint venture that owned one hotel with 138 rooms; a 49% ownership interest in a joint venture that owned one hotel with 118 rooms; a 48.78% ownership interest in a joint venture that owned one hotel with 147 rooms; a 13.05% ownership interest in a joint venture that owned four hotels with an aggregate of 545 rooms; and a 0.21% ownership interest in a joint venture that owned one hotel with 123 rooms, for which substantially all of the profit or loss generated by the joint venture is allocated to Winston.

Property Leasing and Management. Winston has formed two taxable REIT subsidiaries, Barclay Hospitality Services Inc. (“Barclay Hospitality”) and Barclay Holding, Inc. (“Barclay Holding”) (collectively, “Barclay”).  As of December 31, 2006, forty-three of Winston’s forty-four wholly-owned hotels were operated under leases with Barclay Hospitality. The remaining wholly owned hotel, the Hampton Inn & Suites Baltimore Inner Harbor in Maryland, was leased to an entity owned 0.1% by Barclay Holding. One joint venture hotel, the Chapel Hill Courtyard by Marriott, was leased to an entity owned 48.78% by Barclay Holding. A second joint venture hotel, the Ponte Vedra, Florida Hampton Inn, was leased to an entity owned 49% by Barclay Holding. A third joint venture hotel, the Stanley Hotel in Estes Park, Colorado, was leased to an entity owned 60% by Barclay Holding. A fourth joint venture hotel, the Kansas City, Missouri Courtyard by Marriott, was leased directly to Barclay Holding. A fifth joint venture hotel, the Akron, Ohio Hilton Garden Inn, was leased to an entity owned 41.7% by Barclay Holding. The remaining four joint venture hotels, the West Des Moines, Iowa Fairfield Inn & Suites, the Houston, Texas SpringHill Suites, the Shelton, Connecticut Courtyard by Marriott and the West Des Moines, Iowa SpringHill Suites by Marriott were leased to entities owned 13.05% by Barclay Holding.

As a REIT, Winston generally cannot operate hotels.  Winston’s taxable REIT subsidiaries engage hotel management companies to operate the hotels under management contracts. Winston’s third-party managers under management agreements have direct control of the daily operations of its hotels. As of December 31, 2006, Alliance Hospitality Management, LLC managed forty-one of Winston’s fifty-three hotels, Marriott International managed six hotels, Concord Hospitality Enterprises Company managed three hotels and Promus Hotels, Inc., an affiliate of Hilton Hotels Corporation, New Castle Hotels, LLC, and GHG-Stanley Management, LLC each managed one hotel.

Franchise Agreements.  Of the fifty-three hotels in which Winston holds an ownership interest, fifty-two are operated under franchises from nationally recognized franchisors including Marriott International, Inc., Hilton Hotels Corporation, Intercontinental Hotels Group PLC, (formerly Six Continents PLC) and Choice Hotels International. Winston anticipates that most of the additional hotel properties in which it invests will be operated under franchise licenses.  The hotel franchise licenses typically specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which Winston must comply. The franchise licenses obligate Winston to comply with the franchisors’ standards and requirements with respect to training of operational personnel, safety, insurance, the types of services and products ancillary to guest room services that may be provided, display of signs, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Winston has received written notification from a franchisor that the franchise license agreements for two of its hotels, which expire in January 2008 and March 2009, will not be renewed. Additionally, as of December 31, 2006, Winston’s franchisors found Winston to be in default at four hotels for product improvement issues and/or low guest service scores. Winston currently is in the process of curing these deficiencies to comply with the respective franchisor’s standards.

Acquisitions of Additional Hotels. One of Winston’s primary growth strategies is to acquire additional hotels. In August 2006, Winston acquired the 121-room Courtyard by Marriott in St. Charles, Illinois. In August 2006, Winston also announced that it had entered into definitive agreements to acquire two hotels in the Chelsea and Tribeca areas of New York City for a purchase price of $55 million each.  Acquisition of each of these hotels is subject to satisfactory completion of due diligence and other customary closing conditions. Winston has been approved by Hilton Hotels Corporation for a Hilton Garden Inn franchise for both the Tribeca hotel and the Chelsea hotel. According to filings by Winston with the SEC, there has been a delay in construction at the Tribeca hotel and Winston has pursued legal action against the seller. Pursuant to the purchase and sale agreement Winston intends to close the Tribeca project at the appropriate time and complete the development in time to open in the fourth quarter of 2007.

Winston is continually looking for acquisition opportunities to either wholly own additional hotels or to own additional interests in hotels through joint ventures. Winston focuses on acquiring additional hotels, or ownership interests in hotels, with strong national franchise affiliations or hotel properties with the potential to obtain these franchise affiliations in the “full service,” “extended stay,” “mid-scale without food and beverage,” “upscale,” and “upper upscale” market segments. In particular, Winston will consider acquiring mid-scale without food and beverage hotels, such as Hampton Inn, Hampton Inn & Suites, Holiday Inn, and Fairfield Inn by Marriott; upscale hotels such as Hilton Garden Inn, Courtyard by Marriott, Homewood Suites by Hilton, Residence Inn by Marriott, SpringHill Suites by Marriott, TownePlace Suites by Marriott and Staybridge by Holiday Inn; and upper upscale hotels such as full service Marriott, Hilton, Embassy Suites and Sheraton hotels. Winston believes that its relationships with its managers and franchisors will provide additional potential investment opportunities. Winston intends to consider investments in hotel properties that meet one or more of the following criteria:

•   properties in locations with relatively high demand for rooms, a relatively low supply of hotel properties and relatively high barriers to entry into the hotel business, such as a scarcity of suitable sites or zoning restrictions;

•   successful hotels available at favorable prices;

•   newly developed hotels;

•   hotels that could benefit from repositioning;

•   hotels that could benefit from substantial rehabilitation; and

•   hotels that could benefit from new management and additional hotel capital.

Developing Hotels on Selected Sites. Winston has the in-house capability to develop hotels, and has developed several of its wholly-owned hotels and has completed major renovations for certain hotels owned through joint ventures. Winston typically earns development fees for its services provided to develop joint venture hotels. In April 2006, Winston completed the conversion of a former historic residential building in Kansas City, Missouri into a 123-room Courtyard by Marriott hotel. On November 2, 2006, one of Winston’s joint ventures opened a 121-room Hilton Garden Inn at Gateway Corporate Park, adjacent to the Akron-Canton Airport in Green, Ohio. On November 30, 2006, Winston opened a 142-room Homewood Suites hotel in Princeton, New Jersey.  Winston opened one more hotel in March of 2007 and expects another hotel currently under development to open in late 2007. Winston also has entered into a joint venture that is developing a 120-room Courtyard by Marriott hotel in Jacksonville, Florida, which is expected to open in late 2007.

Winston has also been designated a preferred developer for the new select-service aloft brand by Starwood Hotels and Resorts Worldwide, Inc. and is currently reviewing several potential development sites on which it can build and own aloft-branded hotels. During November 2006, Winston purchased a parcel of land for $0.6 million adjacent to its Hilton Garden Inn near the Raleigh Durham airport to build its first aloft hotel. The 151-room aloft is estimated to cost approximately $18.5 million. Winston expects to break ground on the wholly owned hotel during the third quarter of 2007 with an expected opening date during the fourth quarter of 2008. Winston is continually looking to develop additional hotel properties, either to wholly-own or to own through joint ventures.

Disposition of Hotels. Selling older hotels, underperforming hotels, or hotels that no longer meet its yield objectives, and investing the funds in selected hotel developments, hotels or hotel loans is another of Winston’s growth strategies. During 2006, Winston sold seven hotels that it believed no longer fit its long-term growth strategy, for aggregate net proceeds of $52.5 million and recognized an aggregate net gain, net of minority interest, of $17.5 million. In January 2007, the Abingdon, Virginia Holiday Inn Express was sold for net proceeds of $5.0 million. Winston recorded a $12.4 million (net of allocation to minority interest) non-cash impairment charge in the third quarter of 2005 relating to two hotels. On November 4, 2005, Winston’s board adopted a formal plan to sell the two hotels. In June 2006, Winston sold one of these hotels, the Dallas, Texas Holiday Inn Select, for net proceeds of $4.3 million and recognized a net gain of $0.5 million. The remaining hotel, the Orlando, Florida Comfort Suites, is being actively marketed by Winston for sale.

Seasonality. Winston’s hotel operations historically have been seasonal in nature, reflecting higher revenue per available room during the second and third quarters. This seasonality can be expected to cause fluctuations in Winston’s quarterly operating profits.

Competition. The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Winston’s hotels compete with other hotel properties in their immediate vicinity and geographic markets. Some of Winston’s competitors may have greater marketing and financial resources than Winston and the managers of Winston’s hotels. Winston competes for financing acquisition opportunities with entities that may have greater financial resources than it has. These entities may generally be able to accept more risk than Winston can prudently manage, including risks with respect to the creditworthiness of a hotel manager.

Hotel Financing Segment.  Winston’s hotel financing segment generates interest income from hotel loans that it originates or acquires. As of December 31, 2006, Winston had sixteen loans outstanding, representing loans receivable totaling $52.1 million and other assets totaling $1.8 million. Winston does not hold an ownership interest in any of the hotels for which it has provided debt financing. Winston’s hotel loan program is designed to provide loans to the hotel industry, primarily by either originating single loans, purchasing participations or subordinate pieces of loans originated by others or through the purchase of the first loss piece of collateralized mortgage backed securities (“CMBS”) transactions, which typically contain mortgage loans on multiple hotel properties. The first loss piece consists of mortgage loans collateralized by some of the respective underlying hotels but which are not included in the CMBS pool. However, Winston may also issue whole loans and then potentially sell the senior portion of the loan. Winston’s loan amount is typically 10% to 25% of the project’s all-in cost, ranging from approximately $1 million to approximately $25 million. Winston primarily will provide financing between 60% and 85% of the lesser of the project’s all-in cost or fair market value. Loans will typically be issued for hotels with between 100 and 450 rooms.

In May 2006, Winston funded a $20.3 million “B” note, which was part of a $66.0 million senior note for the Lady Luck Casino in Las Vegas, Nevada.  On February 20, 2007, Winston paid $150,000 to enter into a Put Agreement with Canpartners Realty Holding Company IV LLC to sell its interest in the $20.3 million “B” note for a discount price of approximately $15.2 million. On February 21, 2007, Winston exercised its put option and on February 27, 2007, completed the sale of its interest in the “B” note for $15.2 million.  Accordingly, Winston will recognize a loss of approximately $5.3 million, including the put fee and accrued, unpaid interest income, during the quarter ended March 31, 2007 as a result of this sale. Winston’s management did not consider this note to be impaired as of December 31, 2006 and accordingly no loss was recognized at December 31, 2006.

Summary of Hotel Properties.  The following table sets forth, by franchise affiliation, certain unaudited information with respect to Winston’s wholly-owned hotels for the years ended December 31, 2006 and 2005, for properties owned as of December 31, 2006 (room revenue in thousands):

		2006			2005
	Number of	Room	Average	Occupancy	Room	Average	Occupancy
Hotel Name	Rooms	Revenue	Daily Rate	Percentage	Revenue	Daily Rate	Percentage

Comfort Inns/Suites
Comfort Inn Charleston, SC	129	$2,655	$77.85	72.4%	$2,434	$75.37	68.6%
Comfort Inn Durham, NC	136	$2,342	$71.36	66.1%	$2,165	$64.38	67.6%
Comfort Inn Fayetteville, NC	123	$2,260	$71.01	70.9%	$2,439	$64.20	62.3%
Comfort Suites Orlando, FL	213	$2,701	$56.20	62.1%	$2,935	$54.50	68.9%
Courtyard by Marriott
Courtyard by Marriott Ann Arbor, MI	160	$4,863	$112.91	73.7%	$4,238	$101.14	71.7%
Courtyard by Marriott Houston, TX	197	$3,785	$102.38	51.4%	$3,344	$83.75	55.5%
Courtyard by Marriott Houston, TX (Northwest) (2)	126	$3,295	$99.90	71.9%	$428	$77.25	70.9%
Courtyard by Marriott Roanoke, VA	135	$4,285	$113.26	76.8%	$3,756	$97.09	78.5%
Courtyard by Marriott St. Charles, IL (3)	121	$754	$91.95	55.5%	$—	$—	0.0%
Courtyard by Marriott Wilmington, NC	128	$3,338	$97.31	73.4%	$2,895	$86.07	72.0%
Fairfield Inn
Fairfield Inn Ann Arbor, MI	110	$2,304	$89.11	64.4%	$1,976	$76.01	64.7%
Hampton Inn/Suites
Hampton Inn & Suites Gwinnett, GA	136	$3,226	$93.99	69.1%	$2,987	$85.13	70.7%
Hampton Inn & Suites Baltimore, MD (1)	116	$4,912	$159.48	72.7%	$1,427	$148.16	68.1%
Hampton Inn Brunswick, GA	129	$2,473	$78.80	66.7%	$2,656	$76.83	73.7%
Hampton Inn Cary, NC	129	$2,666	$81.82	69.2%	$2,064	$73.26	59.8%
Hampton Inn Charlotte, NC	126	$2,806	$89.04	68.5%	$2,294	$76.59	65.1%
Hampton Inn Durham, NC	136	$3,033	$83.99	72.7%	$2,729	$76.49	71.9%
Hampton Inn Jacksonville, NC	122	$3,034	$79.49	85.7%	$2,537	$69.54	81.9%
Hampton Inn Perimeter, GA	131	$3,389	$100.98	70.2%	$2,694	$85.35	66.0%
Hampton Inn Raleigh, NC	141	$3,204	$89.28	69.7%	$2,618	$79.35	64.1%
Hampton Inn White Plains, NY	156	$5,825	$137.42	74.4%	$5,070	$117.44	75.8%
Hilton Garden Inn
Hilton Garden Inn Albany, NY	155	$4,667	$113.03	73.0%	$4,534	$114.12	70.2%
Hilton Garden Inn Alpharetta, GA	164	$3,606	$97.30	61.9%	$3,282	$89.05	61.6%
Hilton Garden Inn Evanston, IL	178	$6,630	$132.98	76.7%	$5,963	$126.55	72.5%
Hilton Garden Inn Raleigh, NC	155	$5,134	$118.75	76.4%	$4,447	$113.80	69.1%
Hilton Garden Inn Windsor, CT	157	$3,928	$104.88	65.4%	$3,811	$98.61	67.4%
Holiday Inn/Express/Select
Holiday Inn at Tinton Falls, NJ	174	$4,654	$112.26	65.3%	$4,375	$108.35	63.6%
Holiday Inn Express Abingdon, VA	81	$1,666	$81.18	69.4%	$1,499	$74.36	68.2%
Holiday Inn Express Clearwater, FL	126	$2,479	$85.47	63.1%	$2,358	$76.44	66.7%
Holiday Inn Secaucus, NJ	161	$5,698	$129.28	75.0%	$5,374	$115.95	78.9%
Homewood Suites
Homewood Suites Cary, NC	150	$3,981	$95.48	76.2%	$3,493	$90.66	70.4%
Homewood Suites Durham, NC	96	$2,731	$98.02	79.5%	$2,529	$99.18	72.8%
Homewood Suites Houston, TX	92	$2,861	$106.62	79.9%	$2,729	$101.62	80.0%
Homewood Suites Lake Mary, FL	112	$2,930	$97.66	73.4%	$3,249	$96.63	82.3%
Homewood Suites Phoenix, AZ	126	$2,980	$88.49	73.2%	$2,539	$83.93	65.8%
Homewood Suites Princeton, NJ (4)	142	$74	$126.02	13.0%	$—	$—	0.0%
Homewood Suites Raleigh, NC	137	$3,909	$98.11	79.7%	$3,435	$94.88	72.4%
Quality Suites
Quality Suites Charleston, SC	168	$4,085	$82.49	80.8%	$3,614	$80.66	73.1%
Residence Inn
Residence Inn Phoenix, AZ	168	$3,901	$98.33	64.7%	$3,385	$88.20	62.6%
Towneplace Suites

Towneplace Suites Austin, TX (2)	127	$2,651	$73.94	77.6%	$351	$69.62	64.0%
Towneplace Suites Birmingham, AL (2)	128	$2,588	$83.50	66.5%	$443	$77.56	72.5%
Towneplace Suites Bryan, TX (2)	94	$1,749	$75.13	68.0%	$270	$79.57	58.2%
Towneplace Suites Houston, TX (Northwest) (2)	128	$2,687	$79.31	72.7%	$389	$73.88	66.3%
Towneplace Suites Houston, TX (Clearlake) (2)	94	$2,327	$84.01	80.9%	$328	$75.97	74.0%

Total for 44 Hotels	6,013	$145,066	$96.83	70.8%	$116,083	$89.45	69.2%

(1)	Purchased in September 2005.
(2)	Purchased in October 2005.
(3)	Purchased in August 2006.
(4)	Development hotel opened November 2006.

In addition to its wholly owned hotels, Winston maintains investments in joint ventures that in the aggregate owned interests in nine operating hotels as of December 31, 2006. The following table sets forth certain unaudited information about the hotels owned through joint ventures with third parties for the years ended December 31, 2006 and 2005 (room revenue in thousands):

		2006			2005
	Number of	Room	Average	Occupancy	Room	Average	Occupancy
Hotel Name (Percentage owned by Company)	Rooms	Revenue	Daily Rate	Percentage	Revenue	Daily Rate	Percentage

Consolidated
Courtyard by Marriott Chapel Hill, NC (48.78%)	147	$4,790	$123.10	72.5%	$4,117	$108.73	70.6%
Stanley Hotel Estes Park, CO (60%) (1)	138	$4,104	$144.77	56.3%	$1,623	$141.91	55.6%
Hampton Inn Ponte Vedra, FL (49%)	118	$3,248	$103.59	73.0%	$2,936	$96.98	70.3%
Courtyard by Marriott Kansas City, MO (0.21%) (2)	123	$2,662	$130.91	64.6%	$—	$—	0.0%
Hilton Garden Inn Akron, OH (41.7%) (3)	121	$279	$113.28	33.9%	$—	$—	0.0%

Total Consolidated Joint Ventures	647	$15,083	$124.23	65.4%	$8,676	$109.03	67.8%

Unconsolidated (13.05%)
Courtyard by Marriott Shelton, CT (4)	158	$4,837	$118.46	69.5%	$3,313	$105.36	53.5%
Fairfield Inn & Suites West Des Moines, IA	102	$2,144	$83.41	69.0%	$2,059	$77.03	71.8%
Springhill Suites by Marriott Houston, TX	190	$4,734	$84.36	80.9%	$4,161	$79.20	75.6%
Springhill Suites by Marriott West Des Moines, IA (5)	95	$2,208	$92.12	67.7%	$1,605	$86.29	52.5%

Total Unconsolidated Joint Ventures	545	$13,923	$94.96	73.0%	$11,138	$86.13	64.4%

(1)	Acquired August 2005.
(2)	Development hotel opened April 2006.
(3)	Development hotel opened November 2006.
(4)	Acquired February 2004 as a Ramada hotel. Began operations as a Courtyard by Marriott hotel beginning February 2005.
(5)	Acquired September 2004 as a Quality Suites hotel. Began operations as a Springhill Suites by Marriott hotel beginning April 2005. Each hotel is encumbered by a first mortgage loan.

In addition to the operating hotels, Winston also develops hotels for its own account and through joint ventures. During 2005, Winston began construction on various hotels.  As of December 31, 2006, Winston had invested $11.7 million in properties under development.

Environmental Matters.  Phase I environmental site assessments (“ESAs”) have been obtained on all of Winston’s hotels, and have not revealed any environmental condition, liability or compliance concern that Winston believes would have a material adverse effect on its business, assets or results of operations, nor is Winston aware of any such condition, liability or compliance concern.

In addition to the ESAs, Winston also obtained asbestos surveys in early 2006 for the five hotels constructed before 1985. In the asbestos surveys, the consultants discovered the presence of asbestos-containing materials (“ACMs”) in four of the hotels, one of which was sold during 2006. The ACMs are managed, in accordance with current environmental laws and regulations. As such, if the ACMs pose a threat to human health or if any construction, renovation, remodeling or demolition occurs, it is Winston’s practice to remediate the ACMs. Winston is managing and monitoring the presence of the ACMs with the assistance of its consultants.

Portions of the soil and groundwater under Winston’s Durham, North Carolina Hampton Inn have been contaminated by one or more leaking underground storage tanks from an adjacent property owned by a third-party. The North Carolina Department of Environment and Natural Resources classified the adjacent property as “low risk” and issued a “No Further Action” determination in November 2003. A Phase II ESAs file review was conducted in February 2005 to review and obtain regulatory files related to the leaking underground tanks on the adjacent property. The Phase II file review indicated that this Hampton Inn is restricted from use of groundwater and recommended additional investigation to determine the extent of contamination, if any, from the leaking tanks. Winston conducted an investigation in August 2005, which identified benzene in groundwater as the only volatile organic compound that exceeded the permitted concentration limits. Winston believes liability for future cleanup, if any, of this subsurface contamination most likely would be imposed on the third-party owner of the leaking underground storage tanks and not us. Winston could, however, be responsible for cleanup of this site if, for instance, the owner of the leaking tanks refused or were financially unable to conduct a cleanup.

Winston believes that its hotels have been operated in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Winston has not been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of its properties.

The Merger Agreement.  Pursuant to the merger agreement, at closing Winston will merge with and into MergerCo, with MergerCo continuing as the surviving entity of the merger, and we will purchase 100 units of partnership interest in WINN for a purchase price of $100.00, whereby we will become a limited partner of WINN.  At the effective time of the merger, each common unit of MergerCo will be converted into one common unit of the surviving entity of the merger and each issued and outstanding share of Winston’s common stock (other than shares owned by us, MergerCo, Winston, WINN and our and their respective subsidiaries) will be converted into, and cancelled in exchange for, the right to receive $15.00 in cash to be paid by us, without interest.  In addition,  each issued and outstanding share of the Series B preferred stock of Winston will be converted into, and cancelled in exchange for, the right to receive an amount equal to the sum of (i) $25.44 per share (if the merger effective time occurs on or prior to June 30, 2007) or $25.38 per share (if the merger effective time occurs after June 30, 2007 and on or prior to September 30, 2007) plus (ii) any accrued and unpaid dividends as of the merger effective time, to be paid in cash by us.  Further, each partnership interest in WINN that is not specifically designated as a Series B preferred unit will be converted into, and cancelled in exchange for, the right to receive an amount in cash equal to $15.00, multiplied by a conversion factor set forth in the WINN limited partnership agreement, which as of April 2, 2007 was one.  We intend to fund the merger consideration with cash on hand, and the completion of the merger is not subject to any financing or refinancing contingency.

The merger agreement may be terminated by us or by Winston under certain circumstances.  Upon termination by Winston in connection with a superior proposal, or by us due to Winston’s breach of the representations, warranties, covenants and agreements contained in the agreement, Winston will be required to pay us a termination fee of $11 million, plus any out-of-pocket expenses that we incurred in connection with the transactions contemplated by the agreement, in an amount not to exceed $9 million.

Winston previously was the subject of a merger agreement with Wilbur Acquisition Holding Company, LLC (“Wilbur”), entered into on February 21, 2007.  In connection with executing the merger agreement with us, Winston paid Wilbur a total of $20 million in satisfaction of termination fees and reimbursement of expenses relating to the terminating the previous agreement.  Pursuant to the terms of our agreement with Winston, we have reimbursed Winston for this $20 million payment.  In the event of termination of our agreement with Winston under certain circumstances, Winston will be required to repay this $20 million payment to us.

Our board has unanimously approved the merger agreement and related transactions.  Likewise, Winston’s board of directors, upon the recommendation of a special committee of its independent directors, unanimously approved the merger agreement.  The merger is subject to various closing conditions, including, among other things, the requisite approval of the merger by the affirmative vote of a majority of the outstanding shares of Winston’s common stock.  Winston will ask the holders of its common stock to vote on the proposed transaction at a special meeting that will be held on a date to be announced.

Notes Receivable

This subsection, which starts on page 123 in the "Business and Policies" section of the prospectus, has been updated as follows:

Alcoa Exchange.  On March 28, 2007, we loaned approximately $16.8 million to an unaffiliated third party, Alcoa Exchange Associates, LLC, a Georgia limited liability company (referred to herein as AEA).  In connection with the loan, AEA will make monthly interest-only payments at an annual interest rate of 7.1864% until the loan is repaid in full.  We will retain an interest reserve equal to $301,463.  Approximately $68,600 of the principal amount was deposited with a third party escrow agent, representing rent, common area expenses, taxes and insurance for certain vacant space within the property, and approximately $355,750 was deposited with that escrow agent, representing anticipated costs for certain tenant improvements and leasing commissions.  The loan matures on December 31, 2007.  Subject to certain conditions, AEA may extend the term of the loan to December 31, 2008 by paying an extension fee of $335,593 at an interest rate of 8.1864%.  AEA granted to us a mortgage security interest in Alcoa Exchange Shopping Center Phase I, which is comprised of 90,750 square feet of building and related improvements at Southeast Corner Alcoa Road/I-30 Interchange in Bryant, Arkansas.  In connection with the loan, AEA and two of its principals, John J. Graham and Benjamin A. Harris, have agreed to indemnify us, subject to certain conditions, against losses arising under certain environmental laws or resulting from the release of hazardous materials on the land.  John J. Graham and Benjamin A. Harris have agreed to guarantee AEA’s performance of its obligations under the loan documents.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading "Description of Real Estate Assets," which begins on page 131 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under the heading "Potential Acquisitions" will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading "Acquired Properties."

Acquired Properties

We purchased the following properties on the dates indicated below.

Chesapeake Commons.  On March 22, 2007, we purchased a fee simple interest in a retail center known as Chesapeake Commons containing approximately 79,476 gross leasable square feet (excluding approximately 35,037 square feet of unleaseable space).  The center is located at 4107 Portsmouth Boulevard in Chesapeake, Virginia.  Chesapeake Commons was built in 1991 and redeveloped in 2004 and 2005.  As of April 1, 2007, this property was 100% occupied, with a total of approximately 79,476 square feet leased to three tenants.  The property competes with at least five other retail centers in the Norfolk/Chesapeake submarket for sales, tenants or both.

We purchased this property from an unaffiliated third party, MB COIPSPT- Chesapeake, L.L.C., for approximately $14.6 million.  We purchased this property for cash and may later borrow monies using the property as collateral.

We do not intend to make significant repairs and improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenants may be obligated by the terms of its lease to pay a substantial portion of any monies spent.

We believe that the property is adequately covered by insurance.

Three tenants, Best Buy, Ross Dress for Less and Old Navy, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

	Approximate GLA Leased	% of Total	Base Rent Per Square Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Best Buy	30,608	39	14.00	4/5 yr.	11/04	01/10
			14.50		02/10	01/15

Ross Dress for Less	29,797	37	13.00	4/5 yr.	12/05	01/11
			13.50		02/11	01/16

Old Navy	19,071	24	12.94	2/5 yr.	10/05	04/10
			14.23		05/10	10/12

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 and payable in 2007 for the tax year ended 2007 (the most recent tax year for which information is generally available) were approximately $79,319.  The real estate taxes paid were calculated by multiplying Chesapeake Commons' assessed value by a tax rate of 1.11%.

For federal income tax purposes, the depreciable basis in this property will be approximately $10.9 million.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2007	—	—	—	—
2008	—	—	—	—
2009	—	—	—	—
2010	—	—	—	—
2011	—	—	—	—
2012	1	19,071	271,380	24.29%
2013	—	—	—	—
2014	—	—	—	—
2015	1	30,608	443,816	52.46%
2016	1	29,797	402,260	100.00%

The table below sets forth certain information with respect to the occupancy rate at Chesapeake Commons expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	100%	13.37
2005	63%	13.59
2004	27%	14.00
2003	N/A	N/A
2002	N/A	N/A

Crossroads at Chesapeake Square.  On March 22, 2007, we purchased a fee simple interest in a retail center known as Crossroads at Chesapeake Square containing approximately 119,985 gross leasable square feet.  The center is located at 4107 Portsmouth Boulevard in Chesapeake, Virginia.  Crossroads at Chesapeake Square was built in 1991.  As of April 1, 2007, this property was 100% occupied, with a total of approximately 119,685 square feet leased to twenty-one tenants  The property competes with at least four other retail centers in the Norfolk/Chesapeake submarket for sales, tenants or both.

We purchased this property from an unaffiliated third party, Crossroads at Chesapeake Square, L.P., for approximately $19.2 million.  We purchased this property for cash and may later borrow monies using the property as collateral.

We do not intend to make significant repairs and improvements to this property over the next few years.  However, if any repairs or improvements were made, the tenants may be obligated by the terms of its lease to pay a substantial portion of any monies spent.

We believe that the property is adequately covered by insurance.

Two tenants, Circuit City and T.J. Maxx, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

	Approximate GLA Leased	% of Total	Base Rent Per Square Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Circuit City	33,314	28	11.18	3/5 yr.	11/06	11/11
			12.07		12/11	11/16
T.J. Maxx	24,940	21	7.50	1/5 yr.	02/07	01/12

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 and payable in 2007 for the tax year ended 2007 (the most recent tax year for which information is generally available) were approximately $132,375.  The real estate taxes paid were calculated by multiplying Crossroads at Chesapeake Square’s assessed value by a tax rate of 1.11%.

For federal income tax purposes, the depreciable basis in this property will be approximately $14.6 million.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2007	2	2,180	42,833	2.73%
2008	8	18,080	312,655	20.42%
2009	—	—	—	—
2010	—	—	—	—
2011	3	10,850	212,095	16.72%
2012	5	40,590	524,610	49.66%
2013	—	—	—	—
2014	—	—	—	—
2015	1	9,193	129,500	24.35%
2016	1	33,314	402,247	100.00%

The table below sets forth certain information with respect to the occupancy rate at Crossroads at Chesapeake Square expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	96.34%	13.19
2005	55.43%	13.99
2004	44.44%	13.30
2003	44.44%	13.01
2002	44.44%	12.87

Potential Acquisitions

We have identified the following properties as probable acquisitions:

Worldgate Plaza.  We anticipate purchasing a fee simple interest in an office campus comprised of four eight-story office buildings known as Worldgate Plaza, containing approximately 322,325 gross leasable square feet located at 12901 & 12851 Worldgate Drive (Towers I and II) and 12825 & 12801 Worldgate Drive (Towers III and IV) in Herndon, Virginia.  Worldgate Plaza was originally built between 1999 and 2000.  As of April 1, 2007, this property was anticipated to be 94% occupied, with a total of 302,180 square feet leased to six tenants.  The property is located in the metropolitan Washington D.C. area which includes the northern Virginia office market and Herndon submarket in the Dulles Airport/Route 28 Corridor section of Fairfax County business district.  The property competes with at least six other office buildings within its submarket.

We anticipate purchasing this property from Worldgate Plaza LLC, an unaffiliated third party for a cash purchase price of approximately $109.0 million.  We may later borrow monies using this property as collateral.

If this property is acquired, we will be obligated to make significant tenant improvements for one tenant, the General Services Administration (GSA), for space located in Tower III totaling approximately $2.1 million during the year; however, approximately $970,522 of this expenditure will be credited against the purchase price.  In addition, we will be responsible for paying, from time to time, for expenditures made in connection with the construction and completion of the tenant improvements, a maximum amount of approximately $1.1 million.  Otherwise, we do not intend to make significant repairs or improvements to the property over the next few years.  However, if any repairs or improvements are made, the tenants may be obligated by the terms of its lease to pay a substantial portion of any monies spent.

We anticipate that the property will be adequately covered by insurance at the time of its purchase.

Four tenants, Verizon Avenue Corp., the Navy Federal Credit Union, GSA and Symantec, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Worldgate Tower I
Verizon Avenue Corp.	80,582	25	31.72	2/5 yrs.	01/07	12/07
			32.55		01/08	12/08
			33.41		01/09	12/09

Worldgate Tower II
Navy Federal Credit Union (1)	80,582	25	33.15	1/5 yr.	03/07	02/08
			34.14		03/08	02/09
			35.16		03/09	02/10
			36.21		03/10	05/10

Worldgate Tower III
GSA - U.S. Customs (2)	60,435	19	27.76	1/5 yr.	04/07	03/08
					04/08	03/09
					04/09	03/10
					04/10	03/12

Worldgate Tower IV
Symantec	60,435	15	24.00	1/5 yr.	01/03	12/07

(1)

The Navy Federal Credit Union was assigned and assumed all rights of the original lease from SAAVIS Communications Corporation as of March 1, 2007.

(2)

The GSA's lease was anticipated to commence April 1, 2007, which includes three floors totaling 60,435 gross leasable square feet.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although, leases with some tenants may only require the tenants to pay these expenses up to a certain amount.  Real estate taxes payable in 2007 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $875,355.  The real estate taxes paid were calculated by multiplying the assessed value of Worldgate Plaza by a tax rate for Fairfax County of 0.89% and for Town of Herndon of 0.25%.

For federal income tax purposes, we anticipate that the depreciable basis in this property, if acquired, will be approximately $81.8 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2007	1	49,433	1,186,392	12.97%
2008	-	-	-	-
2009	1	80,582	2,692,245	32.36%
2010	1	80,582	2,917,874	50.82%
2011	2	31,148	1,161,721	40.92%
2012	1	60,435	1,677,675	100.00%
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Worldgate Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	75%	30.52
2005	75%	29.62
2004	75%	28.47
2003	75%	27.45
2002	75%	29.24

Six Pines Portfolio; Plano, Flower Mound, Richardson, Grapevine, Carrollton, Mesquite, Arlington, Garland, Westlake Hills and Austin, Texas, Brandon, Florida, Augusta and Tucker, Georgia, Nicholasville, Kentucky, Aiken, South Carolina and Nashville, Tennessee

We anticipate purchasing from unaffiliated third parties, fee simple interests in a portfolio of twenty-one existing retail properties for a total purchase price of approximately $265.6 million.  We anticipate purchasing these properties in this portfolio for cash and may later borrow monies using these properties as collateral.  The following tables set forth certain information with respect to the location of each of the properties in this portfolio, including the year each structure was built, its percentage of occupancy as of April 1, 2007, its approximate gross leasable area (GLA) (excluding any ground leased space) and the corresponding seller:

	Year	Occupancy	Approximate GLA (Sq. Ft.)	Approximate Purchase
Property/Address	Built	Rate (%)	Square Feet	Price ($)

14th Street Market 2200 E. 14th Street Plano, Texas	1995	98	79,418	12,925,000
Cross Timbers Court 745 Cross Timbers Road Flower Mound, Texas	1995	98	77,366	13,731,000
Custer Creek Village 3411-3501 Custer Parkway Richardson, Texas	1999	100	87,219	17,009,000
Flower Mound Crossing 2600-2650 Flower Mound Road Flower Mound, Texas	1996	100	81,581	13,981,000

Heritage Heights 4000-4020 William D. Tate Avenue Grapevine, Texas	1999	100	89,611	17,965,000
The Highlands 2301 FM 407 Flower Mound, Texas	1999	96	90,716	16,333,000
Hunters Glen Crossing 3495 Legacy Drive Plano, Texas	1994	100	93,690	16,408,000
Josey Oaks Crossing 4112 North Josey Lane Carrollton, Texas	1996	100	82,228	15,664,000
Park West Plaza 302-322 Park Boulevard Grapevine, Texas	1994	99	83,157	12,624,000
Pioneer Plaza 701 E. Cartwright Road Mesquite, Texas	2000	100	14,200	3,771,000
Riverview Village 1050 N.E. Green Oaks Boulevard Arlington, Texas	1998	100	85,730	16,962,000
Shiloh Square 2301 Arapaho Road Garland, Texas	2000	93	17,038	5,427,000
Suncreek Village 7801 Alma Drive Plano, Texas	2000	91	15,009	4,497,000
Market at Westlake 3700 Bee Caves Road Westlake Hills, Texas	1972	100	29,625	8,050,000
Scofield Crossing 1700 W. Parmer Lane Austin, Texas	2001/ 2004	100	34,561	14,136,000
Brandon Centre South 1903 Lumsden Road Brandon, Florida	1987	87	132,896	27,039,000
Fury's Ferry 403 Furys Ferry Road Augusta, Georgia	1995	100	70,458	10,694,000
The Center at Hugh Howell 4420 Hugh Howell Road Tucker, Georgia	1996	100	82,819	12,942,000
Bellerive Plaza 170 Bellerive Boulevard Nicholasville, Kentucky	1999	83	75,235	10,211,000
East Gate 250 Eastgate Drive Aiken, South Carolina	1995	100	75,716	11,396,000
Donelson Plaza 2500 Lebanon Pike Nashville, Tennessee	1978/ 1993 & 2000	100	12,165	3,871,000

Totals	1,410,438	265,636,000

Property	Sellers' Names

14th Street Market	North Dallas Retail Fund I General Partnership
Cross Timbers Court	North Dallas Retail Fund I General Partnership
Custer Creek Village	Metroplex Retail Fund I General Partnership
Flower Mound Crossing	Dallas North Retail Fund II General Partnership
Heritage Heights	Metroplex Retail Fund I General Partnership
The Highlands	Metroplex Retail Fund I General Partnership
Hunters Glen Crossing	Hebron/Legacy General Partnership
Josey Oaks Crossing	Woodstead Realty General Partnership and Hebron/Legacy General Partnership
Park West Plaza	North Dallas Retail Fund I General Partnership
Pioneer Plaza	Woodstead Realty General Partnership
Riverview Village	Metroplex Retail Fund I General Partnership
Shiloh Square	Shiloh/Hedgcoxe General Partnership
Suncreek Village	Shiloh/Hedgcoxe General Partnership
Market at Westlake	The Center at Westlake General Partnership
Scofield Crossing	Scofield Crossing, L.P.
Brandon Centre South	Preston Oil Company Limited Partnership (Seller's Subsidiary), Preston Oil Limited Liability Company, A.F. Preston Trust and William J. Preston Trust
Fury's Ferry	Southeast U.S. Retail Fund, L.P. (Seller's Subsidiary), Six Pines Venture LLC, A.F. Preston Trust and William J. Preston Trust
The Center at Hugh Howell	Southeast U.S. Retail Fund, L.P. (Seller's Subsidiary), Six Pines Venture LLC, A.F. Preston Trust and William J. Preston Trust
Bellerive Plaza	Southeast U.S. Retail Fund, L.P.
East Gate	Southeast U.S. Retail Fund, L.P. (Seller's Subsidiary), Six Pines Venture LLC, A.F. Preston Trust and William J. Preston Trust
Donelson Plaza	Southeast U.S. Retail Fund, L.P.

If these properties are acquired, we do not intend to make significant repairs or improvements to any of them over the next few years.  However, if any repairs or improvements are required, the tenants may be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The properties in this portfolio compete with similar properties within their respective market areas. The minimum number of similar competitive properties is reflected in the following table, to the extent such information is available:

		Min. No. of Competitive Properties in Submarket (or Market, if no
Property	Market/Submarket	Submarket)

14th Street Market, Plano, Texas	Dallas-Fort Worth/East Plano	5
Cross Timbers Court, Flower Mound, Texas	Dallas-Fort Worth/Southeast Denton County	5
Custer Creek Village, Richardson, Texas	Dallas-Fort Worth/Richardson	5
Flower Mound Crossing, Flower Mound, Texas	Dallas-Fort Worth/Southeast Denton County	5

Heritage Heights, Grapevine, Texas	Dallas-Fort Worth/Northeast Tarrant County	5
The Highlands, Flower Mound, Texas	Flower Mound/Southeast Denton County	5
Hunters Glen Crossing, Plano, Texas	Dallas-Fort Worth/West Plano	5
Josey Oaks Crossing, Carrollton, Texas	Dallas-Fort Worth/Carrollton	5
Park West Plaza. Grapevine, Texas	Dallas-Fort Worth/Northeast Tarrant County	5
Pioneer Plaza, Mesquite, Texas	Dallas-Fort Worth/South Mesquite	4
Riverview Village, Arlington, Texas	Dallas-Fort Worth/North Arlington	5
Shiloh Square, Garland, Texas	Dallas-Fort Worth/North Garland	4
Suncreek Village, Plano, Texas	Dallas-Fort Worth/West Plano	5
Market at Westlake, Westlake Hills, Texas	Austin/Southwest Austin	5
Scofield Crossing, Austin, Texas	Austin/Austin	5
Brandon Centre South, Brandon, Florida	Tampa/Brandon	6
Fury's Ferry, Augusta, Georgia	Augusta/Sandy Springs/North Columbia	6
The Center at Hugh Howell, Tucker, Georgia	Atlanta/Lilburn-Highway 78	6
Bellerive Plaza, Nicholasville, Kentucky	Lexington/Nicholasville	5
East Gate, Aiken, South Carolina	Augusta/Aikenn County	6
Donelson Plaza, Nashville, Tennessee	Nashville/East Nashville	5

We anticipate that the properties in this portfolio will be adequately covered by insurance when we acquire them.

The table below shows the tenants for each property that lease more than 10% of the total gross leasable area of that property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per	Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)	Beginning	To
14th Street Market	Tom Thumb	59,480	4/5 yr.	9.00	3/95	3/15
Plano, Texas

Cross Timbers Court,	Tom Thumb	62,132	4/5 yr.	9.00	03/95	03/15
Flower Mound, Texas

Custer Creek Village,	Tom Thumb	62,130	4/5 yr.	9.89	08/99	08/09
Richardson, Texas				10.39	09/09	08/24

Flower Mound Crossing,	Tom Thumb	58,960	4/5 yr.	8.00	09/96	09/16
Flower Mound, Texas

Heritage Heights,	Tom Thumb	62,139	4/5 yr.	10.95	04/99	04/09
Grapevine, Texas				11.45	05/09	04/24

The Highlands,	Tom Thumb	62,139	4/5 yr.	10.00	04/99	04/09
Flower Mound, Texas				10.50	05/09	04/24

Hunters Glen Crossing,	Tom Thumb	72,090	4/5 yr.	7.50	11/94	11/14
Plano, Texas

Josey Oaks Crossing,	Tom Thumb	57,553	4/5 yr.	7.50	08/95	08/20
Carrollton, Texas

Park West Plaza.	Tom Thumb	59,480	4/5 yr.	8.00	03/95	02/15
Grapevine, Texas

Pioneer Plaza, Mesquite, Texas	Washington Mutual Bank	4,000	2/5yr.	10.00 11.00		06/02 06/07	05/07 05/12
				12.10		06/12	05/17
				13.31		06/17	05/22
	Toudanine's Fine Dry Cleaning	2,000	1/5 yr.	17.00 18.50		07/00 08/07	07/07 07/10

Riverview Village,	Tom Thumb	62,530	4/5 yr.	9.85		10/98	10/08
Arlington, Texas				10.35		11/08	10/23

Shiloh Square, Garland, Texas	Perry's Fine Dry Cleaners	3,000	1/5 yr.	15.00		03/07	08/09
	David Anderson, DDS	2,295	1/5 yr.	17.00		07/04	12/07

Suncreek Village,	Stephen's Cleaners	3,500	1/5 yr.	20.00		11/06	12/11
Plano, Texas	Dali Dental, PA	1,775	2/5 yr.	18.00		04/05	08/07
				20.00		09/07	08/12
	The Nail Club	1,616	1/5 yr.	18.70		12/05	11/10

Market at Westlake,	Walgreens (2)	23,000	-	17.52		11/99	10/59 (2)
Westlake Hills, Texas

Scofield Crossing,	Randall's Food Market	N/A	8/5 yr.	3.73		09/01	08/11
Austin, Texas	(Ground Lease)			4.13		09/11	08/26

Brandon Centre South, Brandon, Florida	Home Goods	25,000	4/5 yr.	12.50 13.00		09/06 09/11	08/11 08/16
	The Athletic Club Health & Wellness Center	18,000	1/5 yr.	11.85	(1)	07/03	06/13

Fury's Ferry,	Publix Super Markets	49,955	4/5 yr.	8.35		09/95	10/15
Augusta, Georgia

The Center at Hugh Howell,	Publix Super Markets	56,146	4/5 yr.	8.40		08/94	02/16
Tucker, Georgia

Bellerive Plaza,	Kroger	43,035	-	6.95		04/99	03/19
Nicholasville, Kentucky

East Gate,	Publix Super Markets	56,146	4/5 yr.	8.25		12/95	11/15
Aiken, South Carolina

Donelson Plaza,	CVS Pharmacy	9,450	6/5 yr.	20.17		11/05	10/10
Nashville, Tennessee				21.38		11/10	10/15
				22.66		11/15	10/21

(1)  This lease provides for an annual 3% base rent increase.

(2)  Walgreens has the option to terminate its lease as of October 31, 2011 upon giving six months prior notice to the lessor and, to the extent the lease remains in effect, additional options to terminate every twelve years thereafter upon giving six months notice to the lessor.

The tenants at each respective property in this portfolio may be responsible for paying the real estate taxes directly to the taxing authorities in accordance with the terms of their leases. Real estate taxes payable in 2006 or 2007 for the tax year ended 2006 (the most recent tax year for which information is generally available) were calculated by multiplying the properties’ assessed values by their respective tax rates as listed below.

For federal income tax purposes, the total depreciable basis in these properties, if acquired, will be approximately $199.2 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.  The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for each property:

	Real Estate	Real Estate	Income Tax Depreciable
Address	Tax Amount ($)	Tax Rate (%)	Basis ($)

14th Street Market, Plano, Texas	178,411	2.38	9,694,000
Cross Timbers Court, Flower Mound, Texas	180,596	2.32	10,298,000
Custer Creek Village, Richardson, Texas	279,092	2.49	12,757,000
Flower Mound Crossing, Flower Mound, Texas	186,008	2.32	10,486,000
Heritage Heights, Grapevine, Texas	403,926	2.58	13,474,000
The Highlands, Flower Mound, Texas	222,185	2.32	12,250,000
Hunters Glen Crossing, Plano, Texas	238,591	2.38	12,306,000
Josey Oaks Crossing, Carrollton, Texas	237,874	1.25	11,748,000
Park West Plaza. Grapevine, Texas	268,978	2.58	9,468,000
Pioneer Plaza, Mesquite, Texas	257,076	2.84	2,828,000
Riverview Village, Arlington, Texas	345,489	2.90	12,721,000
Shiloh Square, Garland, Texas	230,045	2.78	4,070,000
Suncreek Village, Plano, Texas	229,510	2.38	3,373,000
Market at Westlake, Westlake Hills, Texas	87,558	2.27	6,037,000
Scofield Crossing, Austin, Texas	374,051	2.71	10,602,000
Brandon Centre South, Brandon, Florida	270,332	2.20	20,279,000
Fury's Ferry, Augusta, Georgia	63,355	2.68	8,020,000
The Center at Hugh Howell, Tucker, Georgia	130,908	4.12	9,706,000
Bellerive Plaza, Nicholasville, Kentucky	70,161	1.28	7,658,000
East Gate, Aiken, South Carolina	87,038	1.78	8,547,000
Donelson Plaza, Nashville, Tennessee	1,838	4.69	2,903,000

Totals	$4,343,022		$199,227,000

The following tables set forth certain information with respect to the expiration of leases currently in place at these properties (ground lease space is noted as "N/A"):

14th Street Market
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	1	1,080	16,740	2.01%	831,476
2008	1	678	10,848	1.33%	817,936
2009	-	-	-	-	807,088
2010	2	7,780	135,540	16.79%	807,088
2011	4	7,400	136,228	20.29%	671,548
2012	-	-	-	-	535,320
2013	-	-	-	-	535,320
2014	-	-	-	-	535,320
2015	1	59,480	535,320	100.00%	535,320

2016	-	-	-	-	-

Cross Timbers Court
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	1	1,440	27,360	3.00%	912,348
2008	1	2,590	40,145	4.54%	884,988
2009	-	-	-	-	844,843
2010	2	4,110	68,385	8.09%	844,843
2011	2	2,760	43,770	5.57%	785,458
2012	1	2,584	78,500	10.58%	741,688
2013	-	-	-	-	663,188
2014	-	-	-	-	663,188
2015	1	62,132	559,188	84.32%	663,188
2016	1	N/A	104,000	100.00%	104,000

Custer Creek Village
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	1,136,955
2008	-	-	-	-	1,141,955
2009	8	17,929	332,999	28.76%	1,158,020
2010	2	3,160	64,690	7.84%	825,021
2011	1	4,000	74,800	10.05%	744,266
2012	-	-	-	-	564,002
2013	-	-	-	-	564,002
2014	-	-	-	-	564,002
2015	-	-	-	-	564,002
2016	-	-	-	-	564,002

Flower Mound Crossing
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	1	1,675	25,962	2.73%	950,673
2008	4	9,676	185,505	20.06%	924,711
2009	1	N/A	50,625	6.85%	739,206

2010	1	1,330	26,600	3.86%	688,581
2011	4	8,680	165,907	24.97%	664,425
2012	-	-	-	-	498,518
2013	-	-	-	-	498,518
2014	-	-	-	-	498,518
2015	-	-	-	-	498,518
2016	2	60,220.00	498,518	100.00%	498,518

Heritage Heights
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	1,238,792
2008	-	-	-	-	1,238,792
2009	4	12,730	248,080	19.22%	1,290,496
2010	1	1,580	29,546	2.83%	1,045,316
2011	1	1,050	21,000	2.07%	1,015,770
2012	1	1,960	29,400	2.89%	1,015,770
2013	1	N/A	55,000	5.70%	965,370
2014	1	6,152	148,878	16.35%	910,370
2015	1	4,000	50,000	6.57%	761,492
2016	-	-	-	-	711,492

The Highlands
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	1	1,000	17,600	1.63%	1,080,719
2008	-	-	-	-	1,067,658
2009	9	15,382	298,358	28.18%	1,058,728
2010	-	-	-	-	760,370
2011	2	4,300	80,410	10.54%	763,119
2012	-	-	-	-	682,710
2013	-	-	-	-	682,710
2014	-	-	-	-	682,710
2015	-	-	-	-	682,710
2016	-	-	-	-	685,135

Hunters Glen Crossing
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	1,096,812
2008	-	-	-	-	986,956
2009	6	11,800	240,610	46.34%	519,180
2010	-	-	-	-	278,570

2011	-	-	-	-	188,282
2012	-	-	-	-	188,282
2013	1	N/A	60,504	47.35%	127,778
2014	2	72,090	127,778	100.00%	127,778
2015	-	-	-	-	-
2016	-	-	-	-	-

Josey Oaks Crossing
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	1	1,750	24,500	2.64%	928,121
2008	2	6,000	102,000	11.29%	903,621
2009	-	-	-	-	801,621
2010	7	13,440	264,890	33.04%	801,621
2011	1	1,985	33,924	6.32%	536,731
2012	2	1,500	71,160	14.15%	502,808
2013	-	-	-	-	431,648
2014	-	-	-	-	431,648
2015	-	-	-	-	431,648
2016	-	-	-	-	431,648

Park West Plaza
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	2	3,431	59,301	7.25%	818,068
2008	-	-	-	-	797,200
2009	4	7,690	148,725	18.66%	797,200
2010	1	4,626	60,138	9.27%	648,476
2011	-	-	-	-	588,338
2012	2	2,997	53,498	9.09%	588,338
2013	1	2,950	59,000	11.03%	534,840
2014	-	-	-	-	475,840
2015	1	59,480	475,840	100.00%	475,840
2016	-	-	-	-	-

Pioneer Plaza
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	280,925
2008	3	4,075	73,295	26.09%	280,925
2009	-	-	-	-	208,350
2010	4	4,925	89,230	42.83%	208,350

2011	-	-	-	-	119,120
2012	2	1,200	75,120	60.82%	123,520
2013	-	-	-	-	48,400
2014	-	-	-	-	48,400
2015	-	-	-	-	48,400
2016	-	-	-	-	48,400

Riverview Village
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	1,129,495
2008	9	17,900	338,708	29.18%	1,160,760
2009	-	-	-	-	831,621
2010	1	2,300	40,480	4.87%	831,621
2011	-	-	-	-	791,142
2012	-	-	-	-	791,142
2013	1	N/A	50,820	6.42%	791,142
2014	1	3,000	93,136	12.58%	740,322
2015	-	-	-	-	647,186
2016	-	-	-	-	647,186

Shiloh Square
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	2	3,695	62,815	15.97%	393,377
2008	1	1,400	25,200	7.45%	338,205
2009	1	3,000	40,500	12.90%	314,069
2010	1	900	16,830	17.12%	273,569
2011	3	4,064	79,138	34.90%	226,738
2012	3	2,400	92,600	62.74%	147,600
2013	-	-	-	-	60,500
2014	-	-	-	-	60,500
2015	-	-	-	-	60,500
2016	-	-	-	-	60,500

Suncreek Village
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	331,976
2008	1	1,423	25,614	7.65%	334,676
2009	-	-	-	-	309,062
2010	2	2,666	49,854	16.13%	309,062
2011	4	7,725	149,007	57.49%	259,207

2012	2	1,775	89,500	81.22%	110,200
2013	1	N/A	20,700	100%	20,700
2014	-	-	-	-	-
2015	-	-	-	-	-
2016	-	-	-	-	-

Market at Westlake
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	2	4,400	88,000	16.35%	538,348
2008	-	-	-	-	538,348
2009	-	-	-	-	456,022
2010	-	-	-	-	456,022
2011	-	-	-	-	456,022
2012	-	-	-	-	456,022
2013	1	2,225	53,022	11.63%	456,022
2014	-	-	-	-	403,000
2015	-	-	-	-	403,000
2016	-	-	-	-	403,000

Scofield Crossing
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	891,825
2008	-	-	-	-	891,825
2009	2	4,760	99,190	11.04%	898,556
2010	2	2,916	66,480	8.29%	801,886
2011	4	9,411	202,953	26.82%	756,676
2012	2	4,315	120,170	22.31%	538,723
2013	-	-	-	-	538,723
2014	2	5,260	120,980	28.90%	418,553
2015	-	-	-	-	418,553
2016	-	-	-	-	337,470

Brandon Centre South
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	4	9,855	147,651	10.57%	1,396,682
2008	2	6,000	96,336	7.61%	1,266,418
2009	2	2,800	41,800	3.52%	1,187,215
2010	6	13,211	207,600	17.90%	1,159,987
2011	6	13,360	216,060	22.49%	960,752
2012	1	1,600	29,897	3.97%	752,419

2013	3	25,000	368,442	50.48%	729,936
2014	-	-	-	-	368,155
2015	1	8,502	126,255	34.29%	368,155
2016	-	-	-	-	241,900

Fury's Ferry
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	700,053
2008	2	2,000	30,420	4.35%	700,053
2009	1	1,400	22,484	3.35%	671,780
2010	1	1,250	23,745	3.66%	648,073
2011	4	10,103	137,264	21.99%	624,328
2012	2	3,250	48,840	10.03%	487,064
2013	-	-	-	-	440,120
2014	-	-	-	-	440,120
2015	1	47,955	400,424	90.98%	440,120
1206	-	-	-	-	39,696

The Center at Hugh Howell
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	4	6,630	98,200	11.88%	826,254
2008	2	1,105	29,689	4.08%	728,055
2009	2	2,910	41,103	5.89%	698,365
2010	2	1,300	21,424	3.26%	657,262
2011	4	9,300	123,400	19.41%	635,838
2012	-	-	-	-	471,626
2013	-	-	-	-	471,626
2014	-	-	-	-	471,626
2015	-	-	-	-	471,626
2016	1	56,146	471,626	100.00%	471,626

Bellerive Plaza
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)

2007	3	8,100	131,550	21.00%	626,375
2008	2	2,700	47,232	9.55%	494,825
2009	-	-	-	-	447,593
2010	5	8,600	126,300	28.22%	447,593
2011	-	-	-	-	321,293
2012	-	-	-	-	321,293
2013	-	-	-	-	321,293
2014	1	1,200	22,200	6.91%	321,293
2015	-	-	-	-	299,093
2016	-	-	-	-	299,093

East Gate
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	757,239
2008	2	3,200	54,080	7.14%	757,239
2009	3	4,600	71,523	10.17%	703,159
2010	5	9,770	135,392	21.44%	631,636
2011	1	1,000	17,040	3.43%	496,244
2012	-	-	-	-	479,204
2013	-	-	-	-	479,204
2014	-	-	-	-	479,204
2015	1	56,146	463,204	100.00%	463,204
2016	-	-	-	-	-

Donelson Plaza
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)
2007	-	-	-	-	250,728
2008	2	2,715	60,157	23.99%	250,728
2009	-	-	-	-	190,571
2010	-	-	-	-	190,571
2011	-	-	-	-	190,571
2012	-	-	-	-	190,571
2013	-	-	-	-	190,571
2014	-	-	-	-	190,571
2015	-	-	-	-	190,571
2016	-	-	-	-	190,571

The table below sets forth certain information with respect to the occupancy rate at each of the properties in this portfolio expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each of the five years ended December 31, 2002, 2003, 2004, 2005 and 2006:

	Occupancy Rate (%) as of December 31,
Address	2002	2003	2004	2005	2006
14th Street Market, Plano, Texas	91	91	91	93	98%
Cross Timbers Court, Flower Mound, Texas	89	89	94	96	98%

Custer Creek Village, Richardson, Texas	100	100	100	100	100%
Flower Mound Crossing, Flower Mound, Texas	97	97	97	98	98%
Heritage Heights, Grapevine, Texas	97	97	97	99	100%
The Highlands, Flower Mound, Texas	92	92	93	93	96%
Hunters Glen Crossing, Plano, Texas	95	95	98	100	100%
Josey Oaks Crossing, Carrollton, Texas	97	97	97	100	100%
Park West Plaza, Grapevine, Texas	97	97	97	97	97%
Pioneer Plaza, Mesquite, Texas	77	94	94	100	100%
Riverview Village, Arlington, Texas	97	97	97	100	100%
Shiloh Square, Garland, Texas	38	38	71	71	76%
Suncreek Village, Plano, Texas	58	58	58	58	91%
Market at Westlake, Westlake Hills, Texas	100	100	100	100	100%
Scofield Crossing, Austin, Texas	88	88	100	100	100%
Brandon Centre South, Brandon, Florida	90	92	91	99	69%
Fury's Ferry, Augusta, Georgia	91	91	91	97	100%
The Center at Hugh Howell, Tucker, Georgia	93	98	98	98	100%
Bellerive Plaza, Nicholasville, Kentucky	89	91	88	100	89%
East Gate, Aiken, South Carolina	100	100	100	100	100%
Donelson Plaza, Nashville, Tennessee	100	100	100	100	100%

Effective Annual Rent per Square Foot ($ ) as of December 31,
Address	2002	2003	2004	2005	2006
14th Street Market, Plano, Texas	10.51	10.51	10.51	10.63	10.96
Cross Timbers Court, Flower Mound, Texas	11.54	11.54	11.87	11.97	12.07
Custer Creek Village, Richardson, Texas	13.04	13.04	13.04	13.04	13.04
Flower Mound Crossing, Flower Mound, Texas	11.33	11.33	11.33	11.48	11.48
Heritage Heights, Grapevine, Texas	13.66	13.66	13.66	13.75	13.82
The Highlands, Flower Mound, Texas	12.16	12.16	12.27	12.27	12.42
Hunters Glen Crossing, Plano, Texas	11.19	11.19	11.52	11.71	11.71
Josey Oaks Crossing, Carrollton, Texas	10.83	10.83	12.28	12.69	12.69
Park West Plaza, Grapevine, Texas	10.16	10.16	10.16	10.16	10.16
Pioneer Plaza, Mesquite, Texas	20.50	20.02	20.02	19.78	19.78
Riverview Village, Arlington, Texas	13.05	13.05	13.05	13.18	13.18
Shiloh Square, Garland, Texas	24.97	24.97	19.31	19.31	19.03
Suncreek Village, Plano, Texas	25.07	27.14	27.14	27.14	24.43
Market at Westlake, Westlake Hills, Texas	18.17	18.17	18.17	18.17	18.17
Scofield Crossing, Austin, Texas	7.48	7.48	9.08	9.08	9.08
Brandon Centre South, Brandon, Florida	13.00	12.64	13.56	13.65	15.36
Fury's Ferry, Augusta, Georgia	9.80	9.80	9.87	9.95	10.08
The Center at Hugh Howell, Tucker, Georgia	9.77	10.01	10.09	10.16	10.50
Bellerive Plaza, Nicholasville, Kentucky	9.96	10.01	10.05	10.15	10.00
East Gate, Aiken, South Carolina	9.56	9.56	9.84	9.93	10.00
Donelson Plaza, Nashville, Tennessee	19.72	19.72	19.72	20.61	20.61

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of April 3, 2007.

Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	286,559,442	2,865,594,420	300,887,414	2,564,707,006

Shares sold pursuant to our distribution reinvestment program:	3,878,535	36,846,082	-	36,846,082

Shares repurchased pursuant to our share repurchase program	(194,168)	(1,796,054)	-	(1,796,054)

	290,263,809	2,900,844,448	300,887,414	2,599,957,034

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.